
RECEIVED
MAR 2 8 2003
SEC MAIL PROCESSING SECTION
WASH. D.C.
181

A+4 4/11/03 SEC



03054419

COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-47154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dale K. Ehrhart, Inc.

OFFICIAL USE ONLY
35971
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 West Venice Avenue, Suite 10
(No. and Street)

Venice,	Florida	34285
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gladys (Mick) Hartley, Ed.D. — (941) 485-8220
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CPA Associates
(Name - if *individual, state last, first, middle name)*

1800 Second Street, Suite735	Sarasota,	Florida	34236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gladys (Mick) Hartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dale K. Ehrhart, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Rebecca J. Gay
MY COMMISSION # CC935182 EXPIRES
May 9, 2004
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

Corporate Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on Independent Auditors' on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALE K. EHRHART, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

CONTENTS


CPA
ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

We have audited the accompanying statements of financial condition of Dale K. Ehrhart, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dale K. Ehrhart, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of Dale K. Ehrhart, Inc. taken as a whole. The supplementary schedules as listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

CPA Associates

Sarasota, Florida
January 17, 2003

DALE K. EHRHART, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$ 41,350	69,758
Commissions and other receivables	34,148	24,257
Prepaid expenses	4,150	--
Property and equipment - net	42,719	43,708
Other assets	15,935	935
TOTAL ASSETS	$ 138,302	138,658
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$ 35,639	23,530
STOCKHOLDERS' EQUITY		
Common stock	150	150
Additional paid in capital	339,662	339,662
Accumulated deficit	(237,149)	(224,684)
	102,663	115,128
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 138,302	138,658

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF INCOME

	Years Ended December 31,	
	2002	2001
REVENUES		
Management Fees	$ 2,481,927	2,753,613
Commissions	32,191	36,774
Interest, dividends and other	42,569	20,196
Leasing revenues	--	101,886
TOTAL REVENUES	2,556,687	2,912,469
EXPENSES		
Employee leasing expense	1,192,381	--
Salaries and wages	--	1,378,815
Referral fees	604,067	726,290
Clearing charges	156,825	152,819
Market data services	64,410	71,538
Payroll taxes	--	70,674
Travel	57,283	58,234
Pension plan contributions	--	45,561
Medical insurance	--	36,225
Consulting	46,493	32,877
Errors and refunds	44,110	18,899
Telephone	28,558	25,193
Depreciation and amortization	20,876	21,831
Licenses and taxes	32,036	23,060
Office supplies and equipment	16,022	11,564
Postage	10,343	12,116
Other operating expenses	295,748	228,241
TOTAL EXPENSES	2,569,152	2,913,937
NET INCOME (LOSS)	$ (12,465)	(1,468)

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	ACCUMULATED DEFICIT	TOTAL STOCKHOLDERS' EQUITY
BALANCES, December 31, 2000	$ 150	339,662	(223,216)	116,596
Net income (loss)	--	--	(1,468)	(1,468)
Distributions to stockholders	--	--	--	--
BALANCES, December 31, 2001	150	339,662	(224,684)	115,128
Net income (loss)	--	--	(12,465)	(12,465)
Distributions to stockholders	--	--	--	--
BALANCES, December 31, 2002	$ 150	339,662	(237,149)	102,663

See accompanying notes.

DALE K. EHRHART, INC.
STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2002	2001
Cash flows from operating activities:		
Net income (loss)	$ (12,465)	(1,468)
Adjustments to reconcile change in net assets before capital additions to net cash provided (used) by operating activities:		
Depreciation and amortization	20,876	21,831
(Gain) loss on sale of assets	--	2,268
(Increase) decrease in:		
Commissions receivable	(9,891)	12,248
Other assets	(4,150)	--
Increase (decrease) in:		
Accounts payable and accrued liabilities	(2,891)	19,204
Net cash provided (used) by operating activities	(8,521)	54,083
Cash flows from investing activities:		
Purchases of property and equipment	(19,887)	(13,545)
Net cash used by investing activities	(19,887)	(13,545)
Net increase (decrease) in cash	(28,408)	40,538
Cash and cash equivalents, beginning of year	69,758	29,220
Cash and cash equivalents, end of year	$ 41,350	69,758

SUPPLEMENTAL DISCLOSURES

Interest paid	$ --	--

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Dale K. Ehrhart, Inc. (The Company) operates as a broker-dealer in securities in Venice, Florida and is registered with the Securities and Exchange Commission, the Florida Division of Securities, and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies. The Company's primary source of revenue is providing brokerage services to customers who are predominately middle to upper income individuals.

Basis of Accounting

The Company reports its financial position and results of operations using the accrual basis of accounting for financial statement purposes and the cash basis of accounting for tax purposes.

Management Fees and Commissions

Management fees revenues are recognized on a trade date basis. Commission revenues and related expenses have been accrued on a trade date basis.

Property and Equipment

Property and equipment are stated at historical cost. Depreciation is provided on a straight line and accelerated basis using an estimated useful life of five to seven years. Expenditures for maintenance and repairs that do not extend the useful lives of the related assets are expensed as incurred.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents – For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Income taxes

The stockholders have elected under Section 1362 of the Internal Revenue Code and a similar section of the Florida Income Tax Law to be treated as an S Corporation for federal and state income tax purposes. The effect of this election provides that, in lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

(Continued)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

The Company's financial instruments, as defined by Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," consists of cash, receivables, accounts payable, and accrued liabilities. These amounts represent fair value due to the short maturity of these financial instruments.

Concentration of Credit Risk

The Company's business activities involve trading and settlement of securities. Sales of securities are made to the Company's customers in the ordinary course of business through the Company's clearing broker. The Company's customer base extends throughout the various regions of the United States. Generally, these sales are unsecured. The Company does not anticipate any credit loss in the near term. At December 31, 2002 and 2001, the Company maintained its cash at a financial institution in bank deposits, which, at times may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant risk on cash.

Advertising Costs

The Company's policy is to expense advertising costs as such costs are incurred.

NOTE B – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2002	2001
Computer equipment and software	$ 156,386	136,499
Office furniture	19,414	19,414
	175,800	155,913
Accumulated depreciation and amortization	(133,081)	(112,205)
	$ 42,719	43,708

Depreciation and amortization expense for years ended December 31, 2002 and 2001 was $20,876 and $21,831, respectively. This amount includes computer software amortization of $3,272 and $1,851 for 2002 and 2001, respectively.

(Continued)

NOTE C – RELATED PARTY TRANSACTIONS

The Company leases the offices used in its operations from a related party on a month-to-month basis at a current annual rental of $ 41,654 and $38,872 in 2002 and 2001, respectively. The Company is responsible for the normal operating expenses including repairs and maintenance.

The Company has an agreement with Empulse Services, LLC to provide employee services and other management services as needed. The Corporations are related parties due to their common ownership.

NOTE D – NET CAPITAL RULE

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain "Net Capital" equal to the greater of the aggregate indebtedness divided by 15 or $5,000. It also requires that under the aggregate indebtedness method, a broker-dealer is not permitted to allow its aggregate indebtedness to exceed fifteen times its adjusted net capital. At December 31, 2002 and 2001, the Company's "Net Capital" was $6,859 and $47,249, respectively.

At December 31, 2002 and 2001 the Company's "Excess Net Capital" was $1,859 and $42,249 respectively. The "Required Net Capital" was $5,000, which the Company exceeded. At December 31, 2002 and 2001, The Company's aggregate indebtedness was less than adjusted net capital.

On November 3, 1998, the Securities and Exchange Commission (SEC) issued a No-Action Letter to clarify its position under SEC Rule 15c3-1 (Net Capital Rule) regarding the capital treatment of assets in the proprietary account of an introducing broker/dealer (PAIB) held by a clearing broker/dealer. This letter allows introducing broker/dealers to include PAIB assets as allowable assets in their net capital computations, provided the clearing broker/dealer adheres to the provisions, procedures, and interpretations set forth in the letter including the establishment of a separate reserve account for PAIB assets in accordance with the SEC Rule 15c3-3. The effective date of the letter was June 1, 1999.

The Company, pursuant to the above SEC Rule and letter, has entered into a PAIB agreement as an addendum to the fully disclosed clearing agreement with First Clearing Corporation.

NOTE E – COMMON STOCK TRANSACTIONS

As of December 31, 2002, and 2001, the Company has common stock with a $1 par value. There were 1,000 shares authorized with 150 shares issued and outstanding.

(Continued)

SUPPLEMENTARY INFORMATION

DALE K. EHRHART, INC.
SCHEDULES OF OTHER OPERATING EXPENSES

	Years Ended December 31,	
	2002	2001
OTHER OPERATING EXPENSES		
Equipment repair and maintenance	$ 81,067	46,277
Insurance	48,735	30,088
Rent	51,000	47,973
Meals and entertainment	23,841	27,816
Legal and accounting	23,699	21,753
Education and training	20,856	6,554
Equipment/ furniture rental	19,376	21,081
Dues, memberships and subscriptions	9,341	9,781
Utilities	6,018	6,309
Printing	5,236	4,187
Advertising and promotion	5,229	1,220
Donations and contributions	1,350	2,934
Loss on disposal of assets	--	2,268
TOTAL OTHER OPERATING EXPENSES	$ 295,748	228,241

DALE K. EHRHART, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	Years Ended December 31,	
	2002	2001
NET CAPITAL		
Total stockholders' equity	$ 102,663	115,128
Total stockholders' equity not allowable for net capital	--	--
Total stockholders' equity allowable for net capital	102,663	115,128
Deductions and / or charges:		
Property and equipment	(42,719)	(43,708)
Deposits	(15,935)	(935)
Prepayments	(4,150)	--
Accounts receivable	(33,000)	(23,236)
NET CAPITAL	6,859	47,249
MINIMUM NET CAPITAL REQUIREMENT		
Minimum dollar requirement	(5,000)	(5,000)
EXCESS NET CAPITAL	$ 1,859	42,249
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$ 35,639	23,530
NET CAPITALIZATION CALCULATIONS:		
Aggregate Indebtedness Method		
Aggregate indebtedness (divided by 15)	$ 2,376	1,569
Net capitalization ratio (limited to a ratio of 15)	19.17	0.56

DALE K. EHRHART, INC.
RECONCILIATIONS OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 TO THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

	Years Ended December 31,	
	2002	2001
NET CAPITAL		
Net Capital per Company's Part II unaudited FOCUS report	$ 6,859	47,249
Nonallowable assets previously reported as allowable:		
Audit adjustments	--	--
NET CAPITAL PER COMPUTATION	$ 6,859	47,249

DALE K. EHRHART, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PER RULE 15C3-3
DECEMBER 31, 2002 AND 2001

For 2002 and 2001, the Company is not required to maintain a "special reserve account for the exclusive benefit of customers" as it is exempt under (k) (2) (ii): all customers' transactions are cleared through First Clearing Corporation.



CPA
ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Dale K. Ehrhart, Inc.
Venice, Florida

In planning and performing our audit of the financial statements and supplementary information of Dale K. Ehrhart, Inc. for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Dale K. Ehrhart, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g); in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and the related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers (NASD) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CPA Associates

Sarasota, Florida
January 17, 2003